EXHIBIT 23.1

Independent Auditors’ Consent

The Board of Directors

Sanders Morris Harris Group Inc.:

We consent to incorporation by reference in the registration statements (No. 333-72325 and 333-37326) on Form S-8 of our report dated March 12, 2004, with respect to the consolidated balance sheet of Sanders Morris Harris Group Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Sanders Morris Harris Group Inc.  Our report refers to a change in the method of accounting for goodwill in 2002.

/s/ KPMG LLP
KPMG LLP

Houston, Texas

March  12, 2004